UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PLANTRONICS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	1-12696	77-0207692
(State or Other Jurisdiction of Incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

345 Encinal Street
Santa Cruz, California 95060
(Address of Principal Executive Offices including Zip Code)

(831) 426-5858
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Introduction
This Form SD for Plantronics Inc. ("Poly," “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2019 to December 31, 2019.
Poly is a leading global designer, manufacturer, and marketer of integrated communications and collaboration solutions that span headsets, open Session Initiation Protocol ("SIP") desktop phones, audio and video conferencing, cloud management and analytics software solutions, and services.  Our major product categories are Headsets, which includes corded and cordless communication headsets; Voice, Video, and Content Sharing Solutions, which includes open SIP desktop phones, conference room phones, and video endpoints, including cameras, speakers, and microphones. All of our solutions are designed to work in a wide range of Unified Communications & Collaboration, Unified Communication as a Service, and Video as a Service ("VaaS") environments. Our RealPresence collaboration solutions range from infrastructure to endpoints and allow people to connect and collaborate globally, naturally and seamlessly. In addition, we have comprehensive Support Services including support for our solutions and hardware devices, as well as professional, hosted, and managed services.
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Companies subject to Rule 13p-1 are required to perform certain procedures and to disclose information about the use of "conflict minerals" which include coltan, cassiterite, gold, wolframite, or their derivatives, which are limited to tungsten, tantalum and tin and gold ("3TG") that are necessary to the functionality of the products such companies manufacture or contract to manufacture. In accordance with Rule 13p-1, Poly conducted an evaluation to determine which products sold by Poly were manufactured or contracted to be manufactured and would fall under the scope of Rule 13p-1. Poly then conducted an evaluation of the components and parts used in these products to determine the likely presence of the 3TG. This evaluation was done by reviewing specifications, drawings, material declarations submitted by suppliers, and conflict Minerals Reporting Templates (CMRTs) submitted by suppliers in previous reporting years.
Our evaluation led to the conclusion that all of our products manufactured or contracted to be manufactured contain components we believe are likely to contain 3TG necessary for the functionality of those products and are therefore within the scope of Rule 13p-1 and the related rules and regulations.
Upon determination of the presence of 3TG in our products, Poly evaluated suppliers from whom we had purchased materials used in products manufactured in calendar year 2019. The full supplier list of two hundred eighty-five (285) direct suppliers was filtered to exclude those suppliers providing services, packaging, collateral, or tooling which are not necessary to the functionality of the products, narrowing the list to two hundred thirty (230) direct suppliers of materials necessary to the functionality of our products. We used engineering evaluation, material disclosures and previous year submissions to determine that fifty-six (56) suppliers, which represent over 96 percent of our direct spend, provided materials, components and products contained or were likely to contain 3TG. We conducted a Reasonable Country of Origin Inquiry (RCOI) by asking those suppliers providing components and parts deemed necessary for the functionality of the products and expected or known to contain 3TG to complete the Responsible Mineral Initiative (RMI) Conflict Minerals Reporting Template (CMRT) to verify the presence of 3TG and to determine the facilities - smelters or refiners (SORs) -processing those minerals with the greatest possible specificity. We analyzed the information gathered through this supply chain survey. The data on which we relied to determine the country of origin of the minerals was obtained through our membership in the RMI, using the Reasonable Country of Origin Inquiry report for member 0001695384. We also did additional evaluation of SOR’s potential geographic sourcing using sources such as publicly available financial reports, news stories, and NGO information. This inquiry led us to conclude that 3TG in our products could originate from any of the following sources:
1) Recycled or scrap material.
2) Countries with known active ore production that are not identified as conflict regions.
3) Known or possible countries for smuggling or export of minerals out of the DRC.
4) The DRC and adjoining countries.

Poly therefore conducted further due diligence in accordance with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High- Risk Areas (OECD 2016) and related Supplements including the Supplement on Tin, Tantalum and Tungsten, as well as those portions of the OECD Supplement on Gold applicable to downstream companies, on those SORs known to or believed to possibly source minerals from the DRC, surrounding countries or countries that are considered possible smuggling routes of materials from the conflict area (South Africa, Kenya and Mozambique) that are not adjoining countries. We support and actively participate in an industry initiative, the Responsible Mineral Initiative’s Responsible Minerals Assurance Process (RMAP), a program that audits SORs’ due diligence activities and can provide information regarding the country of origin of the minerals.

There is significant overlap between our RCOI efforts and our due diligence measures performed. The description of Poly's Due Diligence is in the Conflict Minerals Report filed as an exhibit as part of this Disclosure.
Item 1.02    Exhibit

Registrants shall file, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibits are filed as part of this Specialized Disclosure Report on Form SD:

Exhibit Number	Description
1.01	Plantronics, Inc. Conflict Minerals Report For The Year Ended December 31, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2020	PLANTRONICS, INC.

	By:	/s/ Tom Puorro
	Name:	Tom Puorro
	Title:	Executive Vice President, General Manager, Products